TIFFANY & CO.
15 Sylvan Way
Parsippany, NJ 07054-3893
TELEPHONE   973-254-7755
FACSIMILE    973-254-7583

Henry Iglesias
Vice President - Controller

May 21, 2012

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Andrew D. Mew

Re:           SEC Comment Letter – Dated May 9, 2012

TIFFANY & CO. (the “Company”)
Form 10-K for the Fiscal Year Ended January 31, 2012
Filed March 28, 2012
Response dated May 4, 2012
File No. 001-09494

Ladies and Gentlemen:

We have reviewed your above-referenced Comment Letter dated May 9, 2012.  The Company’s detailed responses to the Commission’s comments and inquiries are set forth below.

Further to the below responses, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
May 21, 2012

Notes to Consolidated Financial Statements, page K-47
K. Commitments and Contingencies, page K-66
Diamond Sourcing Activities, pages K-67 - K-68

1.
We note your response to prior comment 2. Please provide us with your analysis in determining whether the Loan Agreement is or would be significant to Koidu in terms of your deriving the economic benefits or absorbing the losses from it. If so, explain to us how you reasonably concluded that you do not have the power to direct the activities of Koidu in light of the significance.

By entering into the Loan Agreement with Koidu Holdings S.A. (“Koidu”), Laurelton Diamonds Inc. (“Laurelton”), a subsidiary of the Company, sought to secure access to an additional supply of diamonds that would be purchased at fair market value. In conjunction with extending this loan to Koidu, we performed an analysis to determine the significance of Laurelton’s investment in Koidu in terms of deriving economic benefit or absorbing losses from Koidu. We also assessed our rights under the Loan Agreement to determine if Laurelton would be the primary beneficiary. Specifically, we considered the following in our analysis:

1.
We evaluated the entities that held variable interests in Koidu including those that held significant investments in Koidu (debt and equity). Based on this analysis we determined that the Loan Agreement was a variable interest as it would absorb variability. Laurelton’s investment at risk under the Loan Agreement was approximately 35% of Koidu’s total debt and equity at risk.

2.
We considered that Koidu had also entered into a loan agreement with a senior creditor that is not a related party or a de facto agent to Laurelton. That senior creditor’s investment in Koidu was more significant to Koidu than Laurelton’s loan and was secured by the mining assets of Koidu, including all equipment and all franchise rights in respect of the mine. Additionally, in the event of default, the contingent power to control the operations of Koidu, including the right to discontinue mining operations, would reside with this unrelated senior creditor.

3.
We considered the rights available to Laurelton under the terms of the Loan Agreement. Specifically, in the event of default under the Loan Agreement by Koidu, Laurelton would have protective creditor rights consisting only of a security interest limited to those rough diamonds extracted from the mine. Diamonds remaining in the ground would be subject to the senior creditor’s secured interest discussed above. This limited protective right would not enable Laurelton to make decisions that have the most significant impact on the economic performance of Koidu nor would it provide Laurelton with any form of ownership or participating rights. Furthermore, Laurelton would not otherwise have a priority position in the event of Koidu’s liquidation.

United States Securities and Exchange Commission
May 21, 2012
Page 3 of 3

4.
We considered that we would have no contractual or other commitment to absorb losses or fund commitments to Koidu beyond our current, unsecured position and that we would have no rights to receive economic benefits from Koidu.

5.
We considered the activities which most significantly impact the economic performance of Koidu. Based on this analysis we determined that such activities include, but are not limited to: (i) general operations of Koidu; (ii) mining operations; (iii) sale of diamonds extracted from the mine; and (iv) financing of the operations. The management and Board of Koidu and its parent company have the power to direct these activities. The Company and its affiliates, including Laurelton, have no prior history of participating in, nor do we have the appropriate or necessary expertise in, developing, exploring, expanding, maintaining, or managing mining operations nor do we have participation on the Board of Koidu.

Based upon the above analysis we determined that Laurelton does not have the current power to direct the activities that most significantly impact the economic performance of Koidu. We also determined that the rights under the Loan Agreement are merely protective in nature and do not provide preferential creditor rights. Additionally, as previously mentioned, even in the event of default the contingent power to control the operations of Koidu resides with the unrelated senior creditor. As such, we concluded that Laurelton is not the primary beneficiary.

*****

Please direct any questions regarding these responses to the Commission’s comments to Henry Iglesias, Vice President – Controller, at (973) 254-7755 or Patrick McGuiness, Senior Vice President and Chief Financial Officer, at (212) 230-5315 or Patrick Dorsey, Senior Vice President, General Counsel & Secretary, at (212) 230-5320.

Sincerely,

/s/ Henry Iglesias

Henry Iglesias
Copy:

Michael J. Kowalski, Chairman and Chief Executive Officer
James N. Fernandez, Executive Vice President and Chief Operating Officer
Patrick F. McGuiness, Senior Vice President and Chief Financial Officer
Patrick B. Dorsey, Senior Vice President, Secretary and General Counsel